UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

BIM Homes, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

05548U101

(CUSIP Number)

George Wight,

the Managing General Partner of

Armada Enterprises GP, LLC

40 Wall Street, 28th Floor

New York, NY 10005

(772) 643-6099

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05548U101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
Armada Enterprises GP, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3.	SEC Use Only
4.	Source of Funds
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
0

	8.	Shared Voting Power
4,005,000 (assumes exercise by Armada (as defined below) of all unexercised warrants, discussed below)

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
4,005,000 (assumes exercise by Armada of all unexercised warrants, discussed below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,005,000 (assumes exercise by Armada of all unexercised warrants, discussed below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]

13.	Percent of Class Represented by Amount in Row (11)
86.4%*
14.	Type of Reporting Person
OO

*This percentage is calculated based on 2,630,000 shares of Common Stock which were issued and outstanding as of June 17, 2016, as confirmed by the transfer agent of the Issuer, plus the 2,005,000 shares of Common Stock underlying the unexercised warrants of Armada.

CUSIP No. 05548U101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
Salvor Management LLC (1)
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3.	SEC Use Only
4.	Source of Funds
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
0

	8.	Shared Voting Power
4,005,000 (assumes exercise by Armada of all unexercised warrants, discussed below)

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
4,005,000 (assumes exercise by Armada of all unexercised warrants, discussed below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,005,000 (assumes exercise by Armada of all unexercised warrants, discussed below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
86.4% *
14.	Type of Reporting Person
OO

(1)	Salvor Management LLC holds a majority of the membership interests in Armada Enterprises GP, LLC.

*This percentage is calculated based on 2,630,000 shares of Common Stock which were issued and outstanding as of June 17, 2016, as confirmed by the transfer agent of the Issuer, plus the 2,005,000 shares of Common Stock underlying the unexercised warrants of Armada.

CUSIP No. 05548U101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
George Wight (2)
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3.	SEC Use Only
4.	Source of Funds
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
0

	8.	Shared Voting Power
4,005,000 (assumes exercise by Armada of all unexercised warrants, discussed below)

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
4,005,000 (assumes exercise by Armada of all unexercised warrants, discussed below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,005,000 (assumes exercise by Armada of all unexercised warrants, discussed below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
86.4%*
14.	Type of Reporting Person
IN
14.	Type of Reporting Person
OO

(2)	George Wight is (i) the sole member and manager of Salvor Management LLC, which holds a majority of the membership interests in Armada Enterprises GP, LLC, and (ii) the Managing General Partner of Armada Enterprises GP, LLC.

*This percentage is calculated based on 2,630,000 shares of Common Stock which were issued and outstanding as of June 17, 2016, as confirmed by the transfer agent of the Issuer, plus the 2,005,000 shares of Common Stock underlying the unexercised warrants of Armada.

CUSIP No. 05548U101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
BSF Management LLC (3)
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3.	SEC Use Only
4.	Source of Funds
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
0

	8.	Shared Voting Power
4,005,000 (assumes exercise by Armada of all unexercised warrants, discussed below)

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
4,005,000 (assumes exercise by Armada of all unexercised warrants, discussed below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,005,000 (assumes exercise by Armada of all unexercised warrants, discussed below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13.	Percent of Class Represented by Amount in Row (11)
86.4%*
14.	Type of Reporting Person
OO

(3) BSF Management, LLC is a minority member of Armada Enterprises GP, LLC.

*This percentage is calculated based on 2,630,000 shares of Common Stock which were issued and outstanding as of June 17, 2016, as confirmed by the transfer agent of the Issuer, plus the 2,005,000 shares of Common Stock underlying the unexercised warrants of Armada.

CUSIP No. 05548U101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
Wade Senti (4)
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3.	SEC Use Only
4.	Source of Funds
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
0

	8.	Shared Voting Power
4,005,000 (assumes exercise by Armada of all unexercised warrants, discussed below)

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
4,005,000 (assumes exercise by Armada of all unexercised warrants, discussed below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,005,000 (assumes exercise by Armada of all unexercised warrants, discussed below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
86.4%*
14.	Type of Reporting Person
IN

(4)	Wade Senti is the sole member and sole manager of BSF Management, LLC, which is a minority member of Armada Enterprises GP, LLC.

*This percentage is calculated based on 2,630,000 shares of Common Stock which were issued and outstanding as of June 17, 2016, as confirmed by the transfer agent of the Issuer, plus the 2,005,000 shares of Common Stock underlying the unexercised warrants of Armada.

Item 1. Security and Issuer

This statement relates to the shares of common stock, $0.0001 par value (“Common Stock”), of BIM Homes, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is c/o Legal & Compliance, LLC, 330 Clematis Street, Suite 217, West Palm Beach, FL 33401. For purposes of calculating the percentages of Common Stock owned, the Reporting Persons have assumed that there are 2,630,000 shares of the Issuer’s Common Stock outstanding, plus 2,005,000 shares of Common Stock the Reporting Persons have the right to acquire within sixty days through the exercise of warrants.

Item 2. Identity and Background

(a)	Name of each reporting person (collectively, the “Reporting Persons”):
Armada Enterprises GP, LLC (“Armada”)
Salvor Management, LLC
George Wight
BSF Management, LLC
Wade Senti

(b)	Address:

Armada Enterprises GP, LLC
40 Wall Street, 28th Floor
New York, NY 10005

Salvor Management, LLC
George Wight
BSF Management, LLC
Wade Senti
1621 Central Avenue
Cheyenne, WY 82001

(c)	Armada is the direct beneficial owner of the Common Stock reported herein.

Salvor Management, LLC is the majority member of Armada

George Wight is the (i) sole manager and member of Salvor Management, LLC, which is the majority member of Armada and (ii) Managing General Partner of Armada

BSF Management, LLC is a minority member of Armada

Wade Senti is the sole member and manager of BSF Management, LLC, which is a minority member of Armada.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Please refer to Item 6 on each cover sheet for each Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration

Armada acquired 2,000,000 shares of Common Stock and warrants (as described below in Item 6) to purchase up to 2,005,000 shares of Common Stock for $200,000 from working capital of Armada.

Item 4. Purpose of Transaction

Armada acquired the securities reported in this statement to obtain control over the Issuer. The Reporting Persons are currently considering strategic transactions involving the Issuer, possibly including the merger of the Issuer with and into a newly formed limited partnership. Milan Saha is the Chief General Counsel of Armada Enterprises GP, LLC.

Effective July 6, 2016, the Issuer’s board of directors appointed Mr. Saha as the Issuer’s Chief Executive Officer, President, Secretary and Treasurer. The Issuer’s board of directors also appointed Mr. Saha as a member of the Issuer’s board of directors, to fill a vacancy on the board resulting from an increase in the number of directors. Subsequently, the other members of the Issuer’s board of directors resigned and Mr. Saha is currently the sole director.

The Reporting Persons will continue to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, capital structure, competitive and strategic matters, management, price of the Common Stock, conditions in the securities markets generally, general economic conditions, industry conditions and other factors. Accordingly, the Reporting Persons reserve the right to change their intentions and plans at any time.

The Reporting Persons may consider all alternatives available to them, including purchasing additional shares of the Issuer’s Common Stock or other securities of the Issuer, either in open market or in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction or otherwise; suggesting or proposing to the Issuer’s management or board of directors, or taking a position with respect to, an extraordinary corporate transaction, merger, acquisition, business combination, sale or transfer of assets of the Issuer, changes in the board or management of the Issuer, changes in the Issuer’s business or corporate structure, and/or terminating registration of the Issuer’s Common Stock under the Securities Exchange Act of 1934, as amended (“Exchange Act”); and disposing of all or a portion of their investment in the Issuer in a privately negotiated transaction or series of transactions. The Reporting Persons may discuss such matters with management or directors of the Issuer, potential strategic partners, persons who express an interest in acquiring all or a portion of the Issuer’s equity interests or in engaging in a strategic transaction with the Reporting Persons regarding the Issuer, sources of credit and other investors.

The factors described in the preceding paragraph may materially affect, and result in, the Reporting Persons’: (1) modifying or disposing of all or a portion of their investment in the Issuer, (2) exchanging information with others regarding the Issuer pursuant to appropriate confidentiality or similar agreements, (3) proposing changes in the Issuer’s operations, governance, corporate form, management, charter, bylaws, or capitalization, (4) recommending or engaging in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, (5) causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (6) proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of June 17, 2016, the Reporting Persons beneficially own 2,000,000 shares of Common Stock of the Issuer and warrants to purchase 2,005,000 shares of the Issuer’s Common Stock (collectively, the “Securities”), representing approximately 86.4% of the issued and outstanding Common Stock. This percentage is calculated based on 2,630,000 shares of Common Stock which were issued and outstanding as of June 17, 2016, as confirmed by the transfer agent of the Issuer, plus the 2,005,000 shares of Common Stock underlying the unexercised warrants of Armada.

(b)	Sole power to vote:	0
	Shared power to vote:	4,005,000
	Sole power to dispose:	0
	Shared power to dispose:	4,005,000

(c) Pursuant to that certain Securities Purchase Agreement, dated May 4, 2016, among certain selling shareholders and warrant holders of BIM Homes, Inc. and Armada (“Securities Purchase Agreement”), Armada acquired 2,000,000 shares of Common Stock and warrants to purchase up to 2,005,000 shares of Common Stock for $200,000 from certain selling shareholders and warrant holders of Issuer. The transaction closed on June 17, 2016.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure in Items 3, 4 and 5 is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

Of the securities beneficially held by Armada, as of June 17, 2016, an aggregate of 2,005,000 shares of Common Stock are underlying unexercised warrants (as described below) from Issuer to purchase such Common Stock. On June 17, 2016, such warrants were assigned by certain warrant holders to Armada pursuant to the terms of the Securities Purchase Agreement. New warrant certificates (Class A Warrant Certificate, Class B Warrant Certificate, Class C Warrant Certificate, Class D Warrant Certificate, and Class E Warrant Certificate) reflecting such assigned warrants were issued by the Issuer to the Company on June 17, 2016. On August 19, 2016, the Issuer and the Company entered into an amendment to each of the new warrant certificates to extend the expiration date of such warrants from August 30, 2016 to August 30, 2017.

Pursuant to the Class A Warrant Certificate dated June 17, 2016, as amended by the Amendment to Class A Warrant Certificate dated August 19, 2016, Armada has the right to acquire up to 401,000 shares of Common Stock at an exercise price of $4 per share until August 30, 2017, unless extended by the Issuer.

Pursuant to the Class B Warrant Certificate dated June 17, 2016, as amended by the Amendment to Class B Warrant Certificate dated August 19, 2016, Armada has the right to acquire up to 401,000 shares of Common Stock at an exercise price of $5 per share until August 30, 2017, unless extended by the Issuer.

Pursuant to the Class C Warrant Certificate dated June 17, 2016, as amended by the Amendment to Class C Warrant Certificate dated August 19, 2016, Armada has the right to acquire up to 401,000 shares of Common Stock at an exercise price of $6 per share until August 30, 2017, unless extended by the Issuer.

Pursuant to the Class D Warrant Certificate dated June 17, 2016, as amended by the Amendment to Class D Warrant Certificate dated August 19, 2016, Armada has the right to acquire up to 401,000 shares of Common Stock at an exercise price of $7 per share until August 30, 2017, unless extended by the Issuer.

Pursuant to the Class E Warrant Certificate dated June 17, 2016, as amended by the Amendment to Class E Warrant Certificate dated August 19, 2016, Armada has the right to acquire up to 401,000 shares of Common Stock at an exercise price of $8 per share until August 30, 2017, unless extended by the Issuer.

Other than as set forth above, the Reporting Persons (i) hold no options to purchase shares of common stock, (ii) have no interest in any other securities of the Issuer, and (iii) are not parties to agreements in which they shall receive additional securities of the Issuer.

Other than as set forth above, none of the Reporting Persons have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, none of the Reporting Persons has pledged securities of the Issuer nor are the securities of the Issuer held by any of the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Document

99.1*	Joint Filing Agreement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, by and among Reporting Persons.

99.2	Securities Purchase Agreement, dated May 4, 2016, between Armada Enterprises GP, LLC and certain selling shareholders and warrant holders of BIM Homes, Inc., pursuant to which the Securities were sold to Armada Enterprises GP, LLC (incorporated herein by reference to Exhibit 10.1 to BIM Homes, Inc.’s Form 8-K/A filed with the SEC on August 22, 2016)

99.3	Class A Warrant Certificate to Purchase Common Stock, dated June 17, 2016, from BIM Homes, Inc. to Armada Enterprises GP, LLC (incorporated herein by reference to Exhibit 10.6 to BIM Homes, Inc.’s Form 8-K/A filed with the SEC on August 22, 2016).

99.4	Class B Warrant Certificate to Purchase Common Stock, dated June 17, 2016, from BIM Homes, Inc. to Armada Enterprises GP, LLC (incorporated herein by reference to Exhibit 10.7 to BIM Homes, Inc.’s Form 8-K/A filed with the SEC on August 22, 2016).

99.5	Class C Warrant Certificate to Purchase Common Stock dated June 17, 2016, from BIM Homes, Inc. to Armada Enterprises GP, LLC (incorporated herein by reference to Exhibit 10.8 to BIM Homes, Inc.’s Form 8-K/A filed with the SEC on August 22, 2016).

99.6	Class D Warrant Certificate to Purchase Common Stock dated June 17, 2016, from BIM Homes, Inc. to Armada Enterprises GP, LLC (incorporated herein by reference to Exhibit 10.9 to BIM Homes, Inc.’s Form 8-K/A filed with the SEC on August 22, 2016).

99.7	Class E Warrant Certificate to Purchase Common Stock dated June 17, 2016, from BIM Homes, Inc. to Armada Enterprises GP, LLC (incorporated herein by reference to Exhibit 10.10 to BIM Homes, Inc.’s Form 8-K/A filed with the SEC on August 22, 2016).

99.8	Amendment to Class A Warrant Certificate to Purchase Common Stock, dated August 19, 2016, between BIM Homes, Inc. and Armada Enterprises GP, LLC (incorporated herein by reference to Exhibit 10.1 to BIM Homes, Inc.’s Form 8-K filed with the SEC on August 25, 2016).

99.9	Amendment to Class B Warrant Certificate to Purchase Common Stock, dated August 19, 2016, between BIM Homes, Inc. and Armada Enterprises GP, LLC (incorporated herein by reference to Exhibit 10.2 to BIM Homes, Inc.’s Form 8-K filed with the SEC on August 25, 2016).

99.10	Amendment to Class C Warrant Certificate to Purchase Common Stock dated August 19, 2016, between BIM Homes, Inc. and Armada Enterprises GP, LLC (incorporated herein by reference to Exhibit 10.3 to BIM Homes, Inc.’s Form 8-K filed with the SEC on August 25, 2016).

99.11	Amendment to Class D Warrant Certificate to Purchase Common Stock dated August 19, 2016, between BIM Homes, Inc. and Armada Enterprises GP, LLC (incorporated herein by reference to Exhibit 10.4 to BIM Homes, Inc.’s Form 8-K filed with the SEC on August 25 2016).

99.12	Amendment to Class E Warrant Certificate to Purchase Common Stock dated August 19, 2016, between BIM Homes, Inc. and Armada Enterprises GP, LLC (incorporated herein by reference to Exhibit 10.5 to BIM Homes, Inc.’s Form 8-K filed with the SEC on August 25, 2016).

*Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2016

Armada Enterprises GP, LLC

By:	/s/ George Wight
Name	George Wight
Title:	Managing General Partner

Salvor Management, LLC

By:	/s/ George Wight
Name:	George Wight
Title:	Manager

By:	/s/ George Wight
Name:	George Wight

BSF Management, LLC

By:	/s/ Wade Semti
Name:	Wade Senti
Title:	Manager

By:	/s/ Wade Senti
Name:	Wade Senti

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on this Schedule 13D dated August 26, 2016, with respect to the common stock, par value of $0.0001 per share, of BIM Homes, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 26, 2016.

Armada Enterprises GP, LLC

By:	/s/ George Wight
Name:	George Wight
Title:	Managing General Partner

Salvor Management, LLC

By:	/s/ George Wight
Name:	George Wight
Title:	Manager

By:	/s/ George Wight
Name:	George Wight

BSF Management, LLC

By:	/s/ Wade Semti
Name:	Wade Senti
Title:	Manager

By:	/s/ Wade Semti
Name:	Wade Senti